UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CORIUM INTERNATIONAL, INC.

(Name of Subject Company)

CORIUM INTERNATIONAL, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

21887L107

(CUSIP Number of Class of Securities)

Peter D. Staple

Chief Executive Officer

Corium International, Inc.

235 Constitution Drive

Menlo Park, California 94025

(650) 298-8255

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David K. Michaels, Esq. Robert A. Freedman, Esq. Ethan A. Skerry, Esq. Lara E. Foster, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Robert S. Breuil Chief Financial Officer Corium International, Inc. 235 Constitution Drive Menlo Park, California 94025 (650) 298-8255

☒     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications related to the proposed acquisition of Corium International, Inc., a Delaware corporation (“Company” or “Corium”), by Gurnet Holding Company, a Delaware corporation (“Parent”) and Gurnet Merger Sub, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to the terms of the Agreement and Plan of Merger dated October 11, 2018 (the “Merger Agreement”), by and among Corium, Merger Sub and Parent:

•                  Email to Employees, dated October 11, 2018 (Exhibit 99.1).

•                  Employee Talking Points, dated October 11, 2018 (Exhibit 99.2).

•                  Employee Q&A, dated October 11, 2018 (Exhibit 99.3).

Additional Information and Where to Find It

The tender offer for the outstanding shares of the Company’s common stock has not yet commenced. These communications are for informational purposes only and are neither an offer to purchase nor a solicitation of an offer to sell shares, nor are they a substitute for the tender offer materials that Merger Sub will file with the SEC. At the time the tender offer is commenced, Merger Sub will file tender offer materials on Schedule TO, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (the “SEC”) with respect to the tender offer.

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/ RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF THE COMPANY’S COMMON STOCK ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF THE COMPANY’S COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.

The tender offer materials will be made available to all holders of the Company’s common stock at no expense to them and also will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the tender offer materials may be obtained for free by directing a written request to the Company at 235 Constitution Drive, Menlo Park, California 94025, or by telephone at (650) 298-8255.  In addition to the offer to purchase, the related letter of transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, the Company’s annual, quarterly and current reports and other information with the SEC. These filings with the SEC are available to the public for free at the SEC’s website at www.sec.gov.

Cautionary Notice Regarding Forward-Looking Statements

These communications contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties, including, without limitation, statements regarding the expected benefits and costs of the proposed transaction contemplated by the agreement between Parent and the Company; the expected timing of the completion of the proposed transaction; the ability of Parent and the Company to complete the proposed transaction given the various closing conditions, some of which are outside the parties’ control, including those conditions related to regulatory approvals; the likelihood that the milestones underlying the CVR will be achieved; and any statements regarding the assumptions underlying any of the foregoing. Statements containing words such as “could,” “believe,” “expect,” “intend,” “anticipate,” “will,” “may,” or similar expressions constitute forward-looking statements. Forward-looking statements are based on management’s current expectations and projections and are subject to risks and uncertainties, which may cause actual events and results to differ materially from the statements contained herein. Factors that may contribute to such differences include, but are not limited to, risks related to (i) uncertainties as to the timing of the proposed transaction; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of the Company’s stockholders that will support the proposed transaction and tender their shares; (iv) the possibility that competing offers or acquisition proposals for the Company will be made; (v) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement between Parent and the Company, including in circumstances that would require the Company to pay a termination fee or other expenses; (vii) the failure to obtain the necessary financing to complete the proposed transaction; (viii) the effect of the announcement or pendency of the proposed transaction on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its partners, suppliers, licensees and others with whom it does business, or its operating results and business generally; (ix) risks related to diverting management’s attention from the Company’s ongoing business operations; (x) the risk that unexpected costs will be incurred in connection with the proposed transaction; (xi) changes in economic conditions, political conditions, regulatory requirements, licensing requirements and tax matters; (xii) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability and (xiii) other factors as set forth from time to time in the Company’s filings with the SEC, which are available on the Company’s investor relations website at www.ir.coriumgroup.com/investor-relations and on the SEC’s website at www.sec.gov. The foregoing list of risks and uncertainties is illustrative, but is not exhaustive. Undue reliance should not be placed on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, the Company does not intend, and undertakes no duty, to update any forward-looking statements to reflect new information, events or circumstances after the date they were made or to reflect the occurrence of unanticipated events.

Exhibit Index

Exhibit No.	Description
99.1	Email to Employees, dated October 11, 2018.
99.2	Employee Talking Points, dated October 11, 2018.
99.3	Employee Q&A, dated October 11, 2018.